SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 5, 2015

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:        Ms. Laura Nicholson
Special Counsel
Re:	Frontline Ltd.
Registration Statement on Form F-4
Filed August 24, 2015
File No. 333-206542

Dear Ms. Nicholson:
We refer to the registration statement on Form F-4 (the "Registration Statement"), filed by Frontline Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on August 24, 2015.
By letter dated September 18, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.
The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time, including changes associated with the reporting of discontinued operations by Frontline 2012 Ltd. in its latest interim reporting period ended June 30, 2015, which have also been retroactively reflected in prior periods.
This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.
The Merger, page 80
Background and Reasons for the Merger, page 80
1.
Please disclose how the parties came to agreement on the exchange ratio. Please describe any meetings where the exchange ratio was discussed and any material developments at such meetings, and identify the individuals in attendance. In addition, you mention the involvement of Mr. Østern in the meetings between the companies. Please identify the position that Mr. Østern holds with either company.

The Company has disclosed the requested information in the Amended Registration Statement.  The Company respectfully advises the Staff that no agreement had been reached by the parties prior to the board meetings of Frontline Ltd. and Frontline 2012 Ltd.
2.	Please revise to explain the factors that the Frontline Ltd. board considered in approving the merger, and disclose the reasons why the board determined to go forward with the merger.
The Company has revised the Amended Registration Statement to explain the factors that the board of Frontline Ltd. considered in approving the merger and the reasons why the board determined to go forward with the merger.
Where You Can Find More Information, page 138
3.	We note that on August 27, 2015 you provided interim financial information for the registrant in a current report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such information by reference. Refer to Item 10(b) of Form F-4 and Item 8.A.5 of Form 20-F. Please also refer to Item 11 of Form F-4 regarding incorporation by reference. Please also update the pro forma financial information that you have provided in your filing. Refer to Item 5 of Form F-4, and Article 11 of Regulation S-X.
The Company has revised the Amended Registration Statement to include or incorporate by reference the applicable financial information.
Financial Statements of Frontline 2012 Ltd.
4.	We note that on August 27, 2015 you filed interim financial information for Frontline 2012 Ltd. under Rule 425. Please revise your registration statement to provide such interim financial information in your prospectus. Refer to Item 17(b)(6) of Form F-4 and Item 8.A.5 of Form 20-F.
The Company has made the requested revisions in the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.
Very truly yours,
By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc:	Julie Griffith Securities and Exchange Commission Mr. Robert Hvide Macleod Principal Executive Officer Frontline Ltd. Gary J. Wolfe Seward & Kissel LLP

FRONTLINE LTD.
 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

October 5, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549
Re:	Frontline Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
Frontline Ltd.
By: /s/  Robert Hvide Macleod
Name:   Robert Hvide Macleod
Title:       Principal Executive Officer